June 18, 2010

John A. Spitz
Staff Accountant
Securities and Exchange Commission
Washington, D.C.  20549

RE:	Investors Bancorp, Inc.
Form 10-K for Transition Period from June 30, 2009 to December
31, 2009
Form 10-K for Fiscal Year Ended June 30, 2009
Form 10-Q for Fiscal Quarter Ended September 30, 2009 and
March 31, 2010
File No. 000-51557

Dear Mr. Spitz:

This letter is in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) contained in your letter dated June 1, 2010 concerning the above referenced filings of Investors Bancorp, Inc. (the “Company”).

Set forth below are the Company’s responses to the Securities and Exchange Commission’s (the “SEC”) comments (in bold):

Form 10-K for the Transition period from June 30, 2009 to December 31, 2009

Item 5. Selected Financial Data, page 44

1.
We note your presentation of tangible capital top tangible assets on page 45. This financial measure appears to be non-GAAP as defined by Regulation G and Item 10(e) of Regulation S-K as they are not required by GAAP, Commission Rules, or banking regulatory measurements. In future filings please clearly label these financial measures as non-GAAP, explain how you derive both tangible capital and tangible assets, and disclose why you believe this ratio to be useful to investors.

Response: This information will be included in future filings, as applicable.

Item 6. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Net Loans, page 49

2.
We note from your non-performing loans tabular disclosure on page 50 that your non-performing loans have increased since March 31, 2009. In addition, we note from your response to prior comment five of our letter dated February 26, 2010 on the June 30, 2009 Form 10-K that you will obtain updated appraisal for your non-accrual or impaired loans when the recent appraisal no longer reflects the current market conditions. Please tell us and revise your future filings to disclose the following:

•	The typical timing surrounding when you request an appraisal for an already classified non-accrual and/or impaired loan; and
•
How you determine whether to obtain an updated appraisal or make downward adjustments to the previous appraisal as you provided in your response to comment five from our previous letter dated February 26, 2010.

Response: The Company obtains an updated appraisal for collateral dependent non-accrual and/or impaired commercial real estate loans in the event interest or principal payments are 90 days delinquent or when their timely collection of such income is considered doubtful.  This is done in order to determine the specific reserve needed upon initial recognition of a collateral dependent loan as non-accrual and/or impaired. In subsequent reporting periods, as part of the allowance for loan loss process, the Company reviews each collateral dependent commercial real estate loan previously classified as non-accrual and/or impaired and assesses whether there has been an adverse change in the collateral value supporting the loan. The Company utilizes information from its commercial lending officers and its loan workout department’s knowledge of changes in real estate conditions in our lending area to identify if possible deterioration of collateral value has occurred. Based on the severity of the changes in market conditions, management determines if an updated appraisal is warranted or if downward adjustments to the previous appraisal are warranted. If it is determined that the deterioration of the collateral value is significant enough to warrant ordering a new appraisal, an estimate of the downward adjustments to the existing appraised value is used in assessing if additional specific reserves are necessary until the updated appraisal is received.

Item 7. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note (2) Business Combinations, page 77

3.
We note your response to prior comment two of our letter dated February 26, 2010. Please confirm that you will include the disclosures required by paragraph 51(e), as presented in your response, and paragraph 52 of SFAS 141 in your Form 10-Q for the period ended June 30, 2010. Also, in your disclosure please present separately the loans receivable and the allowance for loan loss acquired, if applicable.

Response: The Company will include the disclosures identified above in our June 30, 2010 Form 10-Q.

Exhibits 31.1 and 32.1

4.
Please revise your future Forms 10-K to use the exact form and wording set forth in Item 601(b)(31) of Regulation S-K, except as otherwise indicated in Commission statements or staff interpretations. Specifically, please include the language “(or persons performing equivalent functions)” in the introductory language in paragraph 5 as required and similar to that included in your subsequently files Forms 10-Q.

Response: The Company will include the requested wording in future annual filings on Forms 10-K.

Form 10-Q for the Quarter Ended March 31, 2010

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Financial Condition at March 31, 2010 and December 31, 2009

Net Loans, page 29

5.
We note the disclosure on page 31 that there were net charge-offs of $5.2 million for the quarter ended March 31, 2009 and that $3.25 million of it was in the construction portfolio. In addition, we note for the six months ended December 31, 2009 that there were $15.0 million in net charge-offs related to 12 construction loans. Please tell us and revise future filings to disclose the triggering events or other circumstances that led to the significant credit deterioration resulting in these and all future loan charge-offs.

Response: The triggering events or other circumstances that led to the significant credit deterioration resulting in these construction loan charge-offs were caused by a variety of economic factors including, but not limited to:
•	Continued deterioration of the housing and real estate markets in which we lend,

•	Significant and continuing declines in the value of real estate which collateralize our construction loans,
•	The overall weakness of the economy in our local area, and
•	Unemployment in our lending area has increased steadily over the past year.

The Company believes these factors were the triggering events that led to the significant credit deterioration in the loan portfolio in general and the construction loan portfolio in particular. The Company’s historical loan charge-off history was deminimis prior to September 30, 2009. We have aggressively attempted to collect our delinquent loans while establishing specific loan loss reserves to properly value these loans. As of the September 30, 2009 quarter, we began charging off these specific reserves as the likelihood of collecting the amounts specifically reserved was becoming less likely, due to a variety of reasons that are specific to each loan that was charged-off. For example, some of the reasons that were determining factors in recording charge-offs were as follows:
•	Declining liquidity of the borrower/guarantors;
•	Prospects of selling finished inventory outside of prime selling season in real estate markets with limited activity (prime selling season of real estate is in the spring/summer months);
•	No additional collateral that could be posted by borrowers that could be utilized to satisfy the borrower’s obligations; and
•	Decisions to move forward with note sales on a select basis in order to reduce levels of non-performing loans.

This information, or other determining factors in recognizing charge-offs, will be included in future filings.

*           *           *

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the information set forth in this letter is responsive to the staff’s comments.  If you have any questions or need additional information, please call me at (973) 924-5184.

Sincerely,

/s/ Thomas F. Splaine, Jr.

Thomas F. Splaine, Jr.
Senior Vice President and
Chief Financial Officer

Enclosures

cc:           Kevin Cummings, President and Chief Executive Officer– Investors Bancorp, Inc.
Lindsay Bryan, SEC
John Gorman, Esq.
Marc Levy, Esq.